

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Jeremy Daniel
Chief Financial Officer
H-CYTE, Inc.
201 East Kennedy Blvd, Suite 425
Tampa, FL 33602

   Re: H-CYTE, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed March 25, 2021
    File No. 001-36763

Dear Mr. Daniel:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences